FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 2, 2013, Excel Maritime Carriers Ltd. (the “Company”) publicly announced that it elected to file voluntary Chapter 11 petitions for relief in the United States Bankruptcy Court for the Southern District of New York (the “Court”).  A website containing Court documents and other general information can be found at www.donlinrecano.com/exm.  The press release regarding this announcement is attached hereto as Exhibit 1.

Exhibit

Exhibit 1	Press Release of Excel Maritime Carriers Ltd., “Excel Maritime Provides Update on Financial Restructuring” dated July 2, 2013.

Exhibit 1

FOR IMMEDIATE RELEASE

EXCEL MARITIME PROVIDES UPDATE ON FINANCIAL RESTRUCTURING

Excel Executes Agreement with Senior Secured Lenders
and Moves Forward with Court-Supervised Process

Company to Continue Meeting All Obligations to Customers and Suppliers

Strong Support of Senior Lenders Expected to Accelerate Restructuring Process

Operations to Continue in Ordinary Course

Hamilton, Bermuda – July 2, 2013 – Excel Maritime Carriers Ltd., an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, today announced that as of July 1, 2013 it has entered into an agreement with its senior lenders on the terms of a financial restructuring.  The agreement, which has the support of Excel Maritime’s senior secured lenders, is substantially similar to the previously announced agreement in principle the Company reached with the steering committee of its senior lenders and provides the Company with up to $80 million of additional liquidity, significantly strengthens its financial profile and positions Excel Maritime for future growth and success.

In order to implement the terms of the agreement, Excel Maritime today filed voluntary Chapter 11 petitions for relief in the United States Bankruptcy Court for the Southern District of New York (the “Court”).  The restructuring process is expected to have no impact on suppliers and Excel maritime has taken steps to ensure continued supply of goods and services to its customers.

“Today, with the strong support of our senior lenders, we are moving forward with a financial restructuring,” said Gabriel Panayotides, Chairman of the Board.  “We are confident that we are taking the right actions and we believe that the agreement that we signed today with our senior lenders and the court-supervised process provide for a clear and expedited path to strengthen our financial profile and position Excel Maritime for future growth and success.  We appreciate the continued support of our customers and suppliers, and we look forward to creating an even brighter future for Excel Maritime through this process.”

Mr. Panayotides added, “We are pleased that during our restructuring process our superior fleet operations will continue to exceed the expectations of our customers, while meeting all obligations to our suppliers.  We remain as committed as ever to providing our clients the same high-quality and efficient seaborne transportation services that we always have.”

Under the terms of the agreement Excel Maritime will receive:
•
Up to $50 million of capital as a result of an agreement between the senior lenders and an entity affiliated with the family of Mr. Panayotides. Under the terms of that agreement, this entity will receive a majority of the equity in Excel Maritime.

•	The release of an additional $30 million of currently restricted cash.

The Company will continue as usual, meeting all its obligations, and it expects to implement the restructuring and emerge from the court-supervised process on an accelerated basis.

Additional information about Excel Maritime’s financial restructuring is available at 212-771-1128.  A website has also been set up by Excel Maritime’s Claims Agent containing the motions filed with the Court, other Court documents and other general information at www.donlinrecano.com/exm.

About Excel Maritime Carriers Ltd.

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel currently owns and operates a fleet of 38 vessels (six Capesize, 14 Kamsarmax, 14 Panamax, two Supramax and two Handymax vessels), one of which, a Capesize vessel, is owned by a joint venture in which Excel beneficially owns a 71.4% interest, with a total carrying capacity of approximately 3.4 million DWT. For more information about Excel, please go to its corporate website www.excelmaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into new time charters.

Words such as “will,” “should,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Factors that could cause actual results to differ materially include, but are not limited to, changes in demand for dry bulk vessels, competitive factors in the market in which Excel operates, risks associated with operations outside the United States, and other factors listed from time to time in Excel’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. Excel expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, whether to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

Contacts:

Media:

Andy Brimmer / Andrew Siegel / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

Investor Relations:

Nicolas Bornozis
Capital Link, Inc.
(212) 661-7566
excelmaritime@capitallink.com

Company:

Pavlos Kanellopoulos
Chief Financial Officer
Excel Maritime Carriers Ltd.
17th Km National Road Athens-Lamia &
Finikos Street
145 64 Nea Kifisia

Athens, Greece
Tel: 011-30-210-62-09-520
Fax: 011-30-210-62-09-528
E-Mail: ir@excelmaritime.com
www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD. (Registrant)

	By:	/s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos
Chief Financial Officer

Dated: July 2, 2013